EXHIBIT 99.1

Lifeway Foods, Inc.
For Immediate Release

Lifeway Foods Reports Record Third Quarter 2010 Financial Results

Morton Grove, IL— November 15, 2010—Lifeway Foods, Inc., (Nasdaq: LWAY), makers of the nutritious, probiotic dairy beverage, Kefir, today reported financial results for the third quarter and nine-months ended September 30, 2010.  The third quarter represented the company’s second highest quarter, in terms of sales in its history, leading to record sales for the nine-month period.

Financial Highlights for Third Quarter 2010
•	Sales increased more than three percent to $15,908,784
•	Increased marketing initiatives and retail distribution, fueling organic growth
•	Working capital increased approximately 4 percent to $8,842,253

Other Recent Highlights
•	Recent USDA rule to exempt Kefir beverages from the Class I milk classification will positively impact Lifeway’s business starting in the first quarter 2011
•	Announced acquisition of assets of New Jersey-based First Juice, Inc., creator of the first organic fruit and vegetable juice beverages designed for children

For the quarter ended September 30, 2010, total sales increased more than three percent to $15,908,784 from $15,433,876 during the same period a year ago.  Total net income was $904,837, or $0.05 per share, compared to $1,370,741, or $0.08 per share, in the same period in 2009.  This decrease in net income, of approximately 34 percent, is due largely to increases in advertising and selling expenses as well as the higher cost of conventional milk, our largest raw material, The cost of milk was approximately 50% higher during the third quarter 2010 when compared to the same period in 2009.

During the nine month period ended September 30, 2010, sales increased by $3,770,116 to $47,419,499 from $43,649,383 representing an approximate nine percent increase from the same nine-month period in 2009.  Total net income was $3,858,029, or $0.23 per share, compared to $5,450,109, or $0.32 per share, in the same period in 2009.  This increase in sales is primarily attributable to increased sales and awareness of Lifeway’s flagship line, Kefir, as well as Lifeway’s kids Kefir drink, ProBugs®.

“Lifeway’s third quarter results are in-line with our expectations given the weak consumer environment, and reflect the company’s current growth strategy,” said Edward Smolyansky, Lifeway Food Inc.’s chief financial officer.  “Our gross margins have been strong and consistent year-over-year and the decrease in net income was primarily driven by higher conventional milk prices and our increased advertising and marketing initiatives.  We believe our marketing program continues to build awareness for the health benefits of Kefir, as well as increases the visibility of the brand with retailers.”

Cost of goods sold as a percentage of sales, excluding depreciation, were approximately 62 percent during the third quarter 2010, compared to about 58 percent during the same period in 2009.  The increase was primarily attributable to the higher cost of conventional milk, Lifeway’s largest raw material, and the cost of transportation and other petroleum based production supplies.  Gross profit decreased approximately eight percent during the third quarter 2010, when compared with the same period in 2009.

Operating expenses as a percentage of sales were approximately 24 percent during the third quarter of 2010 compared to approximately 20 percent during the same period in 2009.  This increase is primarily attributable to an approximate 88 percent increase in selling expenses, related to increased advertising costs when compared to the same period in 2009.

Total operating income decreased by $1,331,139, or approximately 41 percent, to $1,908,293 from $3,239,432 during the same period a year ago.

During the nine months ended September 30, 2010, net cash provided by operating activities was $3,965,200, which is a decrease of $1,538,944 when compared to the same period in 2009.

Interest expense during the third quarter 2010 decreased to $86,167 compared with $99,864 during the same period a year ago.  This lower interest expense is primarily due to a reduction of principal in the note payable related to the February 6, 2009 Fresh Made acquisition.

Provision for income taxes for the third quarter 2010 was $1,017,349, or a 53 percent effective tax rate, compared to $1,636,911, or a 54 percent effective tax rate, during the same period in 2009.

During the third quarter 2010, Lifeway Foods continued to strengthen its balance sheet. The company’s working capital increased approximately 4 percent to $8,842,253, from $8,525,771 during the same period a year ago and the company’s current ratio remains strong at about 2.1 to 1.  In addition, the company reported that it paid off approximately $2,622,000 of its notes payable due to strong cash flow.

“Lifeway should see continued financial strength and revenue growth into the fourth quarter 2010 due to our recent expansion with Walmart, 7-11 stores, as well as expanding our top 4 Kefir items throughout Safeway nationally, which will increase the Safeway stores our Kefir is in from about 600 to about 1200.  We also look forward to rolling out our new Bio Kefir line to additional nationwide retailers starting in December, 2010,” Smolyansky said.  “Additionally, the USDA’s recent decision to exempt Kefir beverages from the Class I milk classification should have a positive impact on what the company pays for its key ingredient, milk, which is about 80 percent of the products’ cost of goods sold.  We expect to begin seeing this improvement in the first quarter of 2011.”

Lifeway Foods, Inc.

Phone: 877.281.3874

Email: info@Lifeway.net

www.Kefir.com  and www.StarfruitCafe.com

Find Lifeway Foods, Inc. on Facebook: www.facebook.com/lifewaykefir

Follow us on Twitter: http://twitter.com/lifeway_kefir  and http://twitter.com/starfruitcafe

Flickr: http://www.flickr.com/photos/Lifeway_Kefir

YouTube: http://www.youtube.com/user/lifewaykefir

About Lifeway Foods

Lifeway Foods, Inc. (LWAY), recently named one of Fortune Small Business' Fastest Growing Companies for the fourth consecutive year, is America's leading supplier of the cultured dairy product known as Kefir and Organic Kefir. Lifeway Kefir is a dairy beverage that contains 10 exclusive live and active probiotic cultures. While most regular yogurt contains only two or three of these "friendly" cultures, Lifeway Kefir products offer even more nutritional benefits. Lifeway produces 12 different flavors of its drinkable Kefir and Organic Kefir beverage, and recently introduced a series of innovative new products such as a children's line of Organic Kefir called ProBugs (TM) with a no-spill pouch and kid-friendly flavors like Orange Creamy Crawler, Goo Berry Pie, Strawnana Split, and Sublime Slime Lime. In addition to its line of Kefir products, the company produces a variety of probiotic cheese products. Lifeway also sells frozen kefir and kefir smoothies through its Starfruit(TM) retail stores.

	(Unaudited)		(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Sales	15,908,784	15,433,876	47,419,499	43,649,383

Cost of goods sold	9,837,171	8,892,088	27,730,041	24,994,778
Depreciation expense	349,017	288,613	1,033,612	859,044

Total cost of goods sold	10,186,188	9,180,701	28,763,653	25,853,822

Gross profit	5,722,596	6,253,175	18,655,846	17,795,561

Selling expenses	2,308,740	1,231,216	7,019,517	3,176,162
General and administrative	1,329,803	1,613,828	4,298,024	5,173,724
Amortization expense	175,760	168,699	527,280	508,086

Total Operating Expenses	3,814,303	3,013,743	11,844,821	8,857,972

Income from operations	1,908,293	3,239,432	6,811,025	8,937,589

Other income (expense):
Interest and dividend income	97,697	34,180	205,381	144,899
Rental Income	4,050	12,047	8,085	33,340
Interest expense	(86,167)	(99,864)	(262,274)	(364,337)
Loss on Disposition of Equipment	–	–	–	(2,825)
Gain (loss) on sale of marketable
securities, net	(1,687)	(178,143)	53,097	(274,296)
Total other income (expense)	13,893	(231,780)	4,289	(463,219)

Income before provision for
income taxes	1,922,186	3,007,652	6,815,314	8,474,370

Provision for income taxes	1,017,349	1,636,911	2,957,285	3,024,261

Net income	$904,837	$1,370,741	$3,858,029	$5,450,109

Basic and diluted earnings
per common share	0.05	0.08	0.23	0.32

Weighted average number of
shares outstanding	16,625,718	16,798,623	16,696,142	16,799,134

	(Unaudited)
	September 30,		December 31,
	2010	2009	2009

Cash flows from operating activities:
Net income	$3,858,029	$5,450,109	$5,569,702
Adjustments to reconcile net income to net
cash flows from operating activities, net of acquisition:
Depreciation and amortization	1,560,893	1,367,130	1,811,190
(Gain) Loss on sale of investments, net	(53,097)	274,296	278,474
Loss on disposition of assets	–	2,825	2,826
Deferred income taxes	(392,966)	236,063	389,754
Treasury stock issued for compensation	62,318	113,477	144,636
Decrease in allowance for doubtful accounts	–	–	(75,000)
(Increase) decrease in operating assets:
Accounts receivable	1,795,921)	(2,000,033)	(612,915)
Other receivables	(12,532)	2,599	(7,758)
Inventories	(1,212,177)	(636,236)	173,419
Refundable income taxes	1,308,978	807,067	(475,635)
Prepaid expenses and other current assets	3,577	4,660	9,506
Increase (decrease) in operating liabilities:
Accounts payable	(55,466)	(284,927)	298,800
Accrued expenses	125,638	167,114	96,062
Accrued income taxes	567,926	–	–
Net cash provided by operating activities	3,965,200	5,504,144	7,603,061

Cash flows from investing activities:
Purchases of investments	(1,809,171)	(6,050,202)	(6,156,682)
Proceeds from sale of investments	2,868,975	6,792,962	6,928,321
Proceeds from redemption of certificates of deposit	202,545	–	–
Purchases of property and equipment	(1,681,740)	(1,020,776)	(1,766,280)
Acquisition of Fresh Made, net of cash acquired	–	(3,442,546)	(11,042,546)
Net cash used in investing activities	(419,391)	(3,720,562)	(12,037,187)

Cash flows from financing activities:
Proceeds of note payable	250,000	1,753,504	9,353,504
Checks written in excess of bank balances	659,125	–	342,976
Purchases of treasury stock	(2,059,911)	(905,607)	(905,607)
Repayment of notes payable	(2,175,773)	(2,104,340)	(4,003,588)
Net cash (used in) provided by in financing activities	(3,326,559)	(1,256,443)	4,787,285

Net increase in cash and cash equivalents	219,250	527,139	353,159

Cash and cash equivalents at the beginning of the period	630,407	277,248	277,248

Cash and cash equivalents at the end of the period	$849,657	$804,387	$630,407